United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: BlackRock, Inc.

Name of persons relying on exemption: The Shareholder Commons

Address of persons relying on exemption: PO Box 7545, Wilmington, DE, 19803-545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

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SHAREHOLDER REBUTTAL TO BLACKROCK, INC.

The Shareholder Commons urge you to vote FOR Proposal 5 on the proxy, the shareholder proposal requesting that BlackRock, Inc. (“BlackRock” or the “Company”) convert from a conventional corporation to a public benefit corporation (PBC).

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves beneficiaries.

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The members of the Board are elected by the Company’s shareholders and use their business judgment to direct, provide counsel and oversee the management of the Company in the interest of and for the benefit of the Company and its shareholders.

-BlackRock Corporate Governance Guidelines [emphasis added]

This fundamental expression of shareholder primacy at the heart of BlackRock’s governance cries out for a change in order to honor the commitment made to stakeholders in the Business Roundtable Statement on the Purpose of a Corporation (the “BRT Statement”).1 In August of 2019, BlackRock signed the BRT Statement, which declares that “we share a fundamental commitment to all of our stakeholders. .. . . We commit to deliver value to all of them, for the future success of our companies, our communities and our country.”

But that commitment cannot be “fundamental” as long as BlackRock prioritizes “the Company and its shareholders,” relegating the concerns of other stakeholders to an instrumental tier of commitment that lasts only so long as it can enhance the value of BlackRock for its shareholders. But the guidelines are not the root problem: they merely restate the law that applies to a conventional corporation like BlackRock.

This company-first shareholder primacy approach threatens the interests not just of stakeholders, but also of most shareholders, who own diversified portfolios that suffer over time when BlackRock and other corporations boost internal financial return by externalizing costs that weigh down the social and environmental systems that undergird the economy.

By becoming a public benefit corporation (PBC), BlackRock could reject shareholder primacy and protect its diversified shareholders from this threat. We explain in more detail below.

Summary

Proposal

The Proposal requests the board of directors take steps necessary to convert BlackRock to a PBC. A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions as also optimizing financial returns to shareholders.

PBCs Allow for Authentic Stakeholder Commitment

The purpose of the Proposal is to allow BlackRock to authentically account for the interests of all stakeholders by rejecting a legal structure that privileges internal financial return over any other stakeholder interest. The Proposal’s suggested solution—conversion to a public benefit corporation—has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which BlackRock is incorporated. Chief Justice Strine has argued that conversion to PBC status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

1 https://www.businessroundtable.org/business-roundtable-redefines-the-purpose-of-a-corporation-to-promote-an-economy-that-serves-all-americans

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So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.2

In its opposition statement, BlackRock demonstrates that it has not even considered the gap between what it can do to address stakeholder interests in its current, conventional corporate form and what it would be able to do as a PBC.

Why You Should Support this Resolution

Almost all of BlackRock’s shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. As a PBC, BlackRock will be able to account directly for the long-term risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This flexibility will allow BlackRock to protect you as a diversified shareholder by limiting activities that undermine the healthy systems necessary for a successful economy, even if such limits have not been justified based on their anticipated impact on BlackRock’s own internal rate of return.

Why the PBC structure is better for BlackRock shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in receiving financial returns from the company. As a leading Delaware law firm explained, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”3 This shareholder primacy rule has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. While this might sound favorable to shareholders, it fails to account for the fact that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend.

The Problem with Company-First Shareholder Primacy

The flaw in company-first shareholder primacy is demonstrated by a recent study, which determined that publicly listed companies impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.4 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate.

2 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

3 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

4 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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With Great Power Comes Great Responsibility

BlackRock manages $8.68 trillion of assets: a value equal to the GDP of Japan and the United Kingdom combined.5 Despite the enormous power this entails, its status as a conventional corporation means that it is bound to participate in the shareholder primacy shell game, optimizing its own long-term profitability even when that means managing these assets in a manner that creates risk for the environmental and social systems that support the global economy.

Ironically, when BlackRock optimizes its finances by failing to manage assets in a manner that creates economic risks, the value of the portfolios of its own diversified shareholders is reduced. Thus, by requiring BlackRock to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders and clients, the vast majority of whom are diversified. In other words, while BlackRock may increase its internal rate of return by applying the company-first shareholder primacy model and neglecting the costs that it externalizes, its diversified shareholders and clients will ultimately pay these costs.

The PBC Form Creates Obligations that Protect Diversified Shareholders

In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”6 and to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits specified in the corporation’s certificate of incorporation.[7]

This new obligation would allow BlackRock to prioritize interests of stakeholders, who can be affected by externalized costs. This change in focus would permit BlackRock, as a PBC, to reduce its external costs in a manner that is optimized for healthier systems and better financial returns for diversified shareholders and clients, rather than optimizing for its own internal rate of return.

How the New Obligations Could Affect BlackRock

BlackRock is the world’s largest asset manager. In its most recent annual report on Form 10-K filed with the Securities and Exchange Commission, BlackRock provided the following description of its business:

5 World Economic Outlook Database, available at https://bit.ly/3tcRlvQ (last visited May 2, 2021).

6 8 Del. C. §362.

7 8 Del. C. §365.

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BlackRock. . . is a leading publicly traded investment management firm with $8.68 trillion of assets under management (“AUM”) at December 31, 2020. With approximately 16,500 employees in more than 30 countries who serve clients in over 100 countries across the globe, BlackRock provides a broad range of investment management and technology services to institutional and retail clients worldwide.

This business requires BlackRock to make thousands of decisions every year while managing portfolios on behalf of its clients, including voting proxies. Its enormous asset base gives it outsized influence in the management of companies fundamental to the global economy. For example, it owns more than 5% of the shares of 97% of the companies in the S&P 500, an index of the largest U.S.-based publicly traded companies.8

BlackRock competes with asset managers and other financial industry participants for clients. In its most recent 10-K, the Company states that “Key competitive factors include investment performance track records, the efficient delivery of beta for index products, investment style and discipline, price, client service and brand name recognition.”

Competing for indexed assets (which compose $5.6 trillion—two-thirds—of the assets it manages) through “efficient delivery of beta” means delivering the investors a return that inexpensively matches the return of an index of securities as closely as possible. As BlackRock further explains in its 10-K, “Management seeks to deliver value for stockholders over time by, among other things, capitalizing on BlackRock’s differentiated competitive position, including limited or no tracking error for index products.”

But this strategy ultimately damages BlackRock’s own diversified shareholders, as well as the interests of its clients: competing on this basis forces BlackRock to lower its fees, reducing the internal resources it could use to improve beta (market return) instead of merely delivering it. As one market observer recently noted, “BlackRock has slashed fees and revamped a portion of its ETF lineup in the battle for market share and competition.”9 BlackRock’s abdication of its ability and responsibility to improve market return in its index products is a raw deal for the majority of BlackRock’s shareholders and clients who are broadly diversified.

This strategy lowers fees but squanders the opportunity to use BlackRock’s massive voting power to stop companies from externalizing costs in order to increase their own returns, even though a healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Studies have shown that systematic factors explain 75-94% of average portfolio return.10

8 Bernice Napach, Group Calls for Limiting Power of BlackRock, Vanguard & State Street, Think Advisor

(November 30, 2020) available at https://www.thinkadvisor.com/2020/11/30/group-aims-to-limit-power-of-blackrock-vanguard-state-street/ (last visited May 2, 2021).

9 Jason Capul, BlackRock cuts fees and revamps ETF lineup, Seeking Alpha (March 22, 2021) available at https://seekingalpha.com/news/3674844-blackrock-cuts-fees-and-revamps-etf-lineup (last visited May 2, 2021).

10 Lukomnik, Jon and Hawley, Jim. (April 30, 2021) Moving Beyond Modern Portfolio Theory: Investing that Matters. Routledge.

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Under conventional corporate law and BlackRock’s corporate governance guidelines, the Company’s own decisions about how to devise and market these products must ultimately be based upon the effects that such decisions have on its internal financial return. Thus, decisions about the composition and management of indexed and other portfolios are ultimately based on the question of what will create the greatest financial return at BlackRock, rather than what is most likely to successfully address a threat to the health of social and environmental systems, and thus to diversified portfolio value.11

BlackRock has become a critical gatekeeper for sustainability issues. It is in the interest of all stakeholders, including its diversified shareholders and clients, that it use this role in a manner that supports the health of critical social and environmental systems, and not simply as a way to increase its internal financial return. Conversion to a PBC with an obligation to manage all stakeholder interests would help to bring about such a result.

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More generally, as a PBC, BlackRock would be more likely to take actions that reduce any number of externalities in order to improve local and global economies and returns to diversified shareholders even if the actions reduced its long-term internal rate of return. Such actions might involve unilateral reduction of negative impacts, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a benefit corporation, BlackRock would not be obligated to take all these actions, but it would have the option to do so.

Signing the BRT Statement alone does not address company-first shareholder primacy

BlackRock’s Commitment under the BRT Statement

In August 2019, BlackRock made a commitment to stakeholders by signing the BRT Statement. That commitment will remain an empty promise unless BlackRock becomes a benefit corporation.

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were BlackRock able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, BlackRock is permitted to favor shareholders over stakeholders, and its corporate governance guidelines require it to do so.

As a conventional corporation, BlackRock cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave BlackRock vulnerable to the charge of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

Conversion to a benefit corporation would allow BlackRock to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of its diversified shareholders’ portfolios. It will be better able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be required to give real weight to stakeholder concerns, BlackRock will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.12

11To be clear, BlackRock must operate within the confines of the rules and regulations that govern its business, including any fiduciary duties it owes those clients. But its current focus on the delivery, rather than improvement, of beta may be perfectly legal, and yet still less than ideal for its clients.

12 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

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Reaction to the BRT Statement Confirms the Advisability of Converting to a benefit corporation

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”13 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.14

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School article, noting that the incentives CEOs face had not changed, so neither would their behavior.15

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.16

13 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

14 Jay Coan Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

15 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

16 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

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But benefit corporation conversion represents a real solution, as Justice Strine noted in the article quoted earlier in this document.

BlackRock’s opposition statement

The Company’s statement in opposition to the Proposal does not address the underlying question of whether converting to PBC status will benefit its shareholders.

BlackRock’s claim that it “already operates in a manner that considers the interests of its shareholders and other stakeholders” simply ignores the issue raised by the proposal to become a PBC.

In its opposition statement, BlackRock states that its “existing corporate form allows it to operate in a way that considers the needs of its many stakeholders, and we are already doing so today.”

But this rote expression of a vague, undefined “consideration” of stakeholders ignores the stark reality that, for a conventional corporation, the interests of shareholders are paramount. As the Corporate Governance Guidelines quoted at the beginning of this filing make clear, any consideration of stakeholders by BlackRock must be in service of the Company and financial return to its shareholders.

By converting to a PBC, BlackRock could end this counterproductive elevation of shareholder return over all else: PBC directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves, allowing the corporations to work to preserve value throughout the global economy, even when such preservation does not maximize their own internal rate of return.

This is a critical distinction that the opposition statement does not even attempt to address.

BlackRock’s claim that the PBC model is untested and uncertain is outdated and untethered to evidence.

To be clear, there are thousands of PBCs, hundreds of which have raised outside capital, and at least 10 of which are publicly traded. They include banks, insurance companies, medical technology companies and educational institutions. The statute has been in place since 2013.

Moreover, the suggestion that ending shareholder primacy would “alienate” clients makes no sense. Quite the contrary, the change would allow BlackRock to give greater consideration to clients’ interests. Similarly, expressed concerns about regulations have no basis in fact—regulated entities, including banks, investment advisers, and insurance companies are already PBCs. Nor is there any support for the idea that becoming a PBC would make it difficult to attract employees. These concerns seem contrary to common sense because employees are likely to be more attracted to a PBC. As one of the world’s top law firms explained:

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This is a powerful message that could aid PBCs’ recruiting by attracting prospective employees who identify with their public mission and by motivating existing employees, thereby increasing productivity and retention. It may also be an important indication of meaningful commitment to a customer base that shares the same values as those endorsed by the PBC. Becoming a PBC also might improve relations with suppliers and regulators and more broadly secure intangible benefits from positive publicity.17

Or as Josh Faddis, the General Counsel of Veeva Systems Inc. (NYSE:VEEV) noted as the +$40 billion market capitalization company was in the process of becoming a PBC, “We also believed a PBC conversion would have a positive impact on current and future employees, helping us retain employees and helping us get consideration from candidates who might not have otherwise thought of us. And this has already started to happen, even before the conversion.”18

BlackRock failed to give serious consideration to the Proposal, which raises an important opportunity.

BlackRock could have given serious consideration the Proposal by studying the difference between (1) its current strategy of cheaply delivering beta by minimizing tracking error and expenses and (2) a strategy that was focused on raising beta through stewardship. While the Company has a stewardship program, it remains focused on issues that address individual company returns. Investment in improving social and environmental impact—even at companies where it does not raise the internal rate of return—would allow BlackRock to benefit its diversified shareholders and clients by increasing overall market return.

In order to seriously address the Proposal, BlackRock could have studied the gap between the efficacy of its current stewardship program (which must ultimately optimize the profits that BlackRock earns) and a stewardship program that was focused on protecting its diversified shareholders and clients by increasing overall market returns, even if such a revised program did not optimize its internal rate of return. A vote FOR Proposal 5 will encourage the Company to seriously consider this important issue.

Conclusion

Please vote FOR Proposal 5

By voting FOR Proposal 5, shareholders can urge BlackRock to become a PBC, as thousands of companies have already done. Becoming a PBC will better enable BlackRock to serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

17 Gibson, Dunn, A Corporate Paradigm Shift: Public Benefit Corporations (August 9, 2016) available at https://www.gibsondunn.com/a-corporate-paradigm-shift-public-benefit-corporations/ (last visited May 2, 2021)

18 Chris Marquis, Publicly Traded Tech Company Believes Formalizing Stakeholder Governance Will Bring Shareholder Success, Forbes (December 8, 2020) available at https://www.forbes.com/sites/christophermarquis/2020/12/08/publicly-traded-tech-company-believes-formalizing-stakeholder-governance-will-bring-shareholder-success/?sh=1d2c80b56e49 (last visited May 2, 2021).

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The Shareholder Commons urges you to vote FOR Proposal 5 on the proxy, the Shareholder Proposal requesting the Board to convert BlackRock to a Public Benefit Corporation at the BlackRock, Inc. Annual Meeting on May 26, 2021.

For questions regarding BlackRock Inc., Proposal 5 – submitted by James McRitchie, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

 PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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